SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(b)

(Amendment No.1)*

Theravance Biopharma, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.00001

(Title of Class of Securities)

G8807B106

(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒     Rule 13d-1(b)

☐     Rule 13d-1(c)

☐     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. G8807B106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Woodford Investment Management LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,824,146 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,061,637 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,061,637 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.4% (See Item 4)
12	TYPE OF REPORTING PERSON PN

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SCHEDULE 13G

CUSIP NO. G8807B106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Neil Woodford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,824,146 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,061,637 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,061,637 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.4% (See Item 4)
12	TYPE OF REPORTING PERSON IN

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SCHEDULE 13G

CUSIP NO. G8807B106

Item 1(a).	Name of Issuer:

Theravance Biopharma, Inc. (the "Issuer").

Item 1(b).	Address of Issuer's Principal Executive Offices:

Ugland House, South Church Street
George Town, Grand Cayman, Cayman Islands

Items 2(a),
(b) and (c).	Name of Persons Filing, Address of Principal Business Office and Citizenship:

This Amendment No. 1 to Schedule 13G is being filed jointly by Woodford Investment Management LLP (the “Reporting Person”) and Neil Woodford, the Head of Investment for the Reporting Person. The filers of this statement are collectively referred to herein as the “Group.”

The principal business office of the Reporting Person and Mr. Woodford is 9400 Garsington Road, Oxford, OX4 2HN, UK. The Reporting Person and Mr. Woodford are citizens of the United Kingdom.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $0.00001.

Item 2(e).	CUSIP Number:

G8807B106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. ☐78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

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SCHEDULE 13G

CUSIP NO. G8807B106

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2015, the Reporting Person and Mr. Woodford, by virtue of acting as Head of Investments for the Reporting Person, may be deemed to share beneficial ownership of 5,061,637 Ordinary Shares, or 13.4% of the issued and outstanding Ordinary Shares of the Issuer. Mr. Woodford expressly disclaims beneficial ownership of the Ordinary Shares beneficially owned by the Reporting Person, except to the extent of any pecuniary interest therein.

(b)	Percent of class:

13.4%

(c)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote:
	(1) The Reporting Person:	0
	(2) Mr. Woodford:	0

(ii)	Shared power to vote or direct the vote:
	(1) The Reporting Person:	4,824,146
	(2) Mr. Woodford:	4,824,146

(iii)	Sole power to dispose or to direct the disposition of:
	(1) The Reporting Person:	0
	(2) Mr. Woodford:	0

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SCHEDULE 13G

CUSIP NO. G8807B106

(iv)	Shared power to dispose of or direct the disposition of:
	(1) The Reporting Person:	5,061,637
	(2) Mr. Woodford:	5,061,637

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of a Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SCHEDULE 13G

CUSIP NO. G8807B106

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2016

WOODFORD INVESTMENT MANAGEMENT LLP

By:	/s/ Simon Osborne
Name: Simon Osborne
Title: Head of Compliance and
Authorized Signatory

/s/ Neil Woodford
Neil Woodford

This Amendment No. 1 to Schedule 13G is being jointly filed by Woodford Investment Management LLC ("WIM") and Neil Woodford. WIM is an investment manager, authorized and regulated by the Financial Conduct Authority, in the business of investment management. Mr. Woodford serves as the Head of Investment for the Reporting Person. Mr. Woodford, as a controlling person of WIM, may be deemed to have beneficial ownership under Section 13 of the Securities Exchange Act of 1934, as amended, of the securities beneficially owned by WIM. Securities reported on this Amendment No. 1 to Schedule 13G as being beneficially owned by WIM were purchased on behalf of its clients.

Pursuant to Rule 13d-4, Mr. Woodford declares that the filing of this Amendment No. 1 to Schedule 13G shall not be deemed an admission by that he is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Amendment No. 1 to Schedule 13G.

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